

Tida Samalapa
Executive Vice President





ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

12g3-2(b) File No.82-4922

Ref No. CN. 131/2003

May 21, 2003

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.



03050677

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

CS023-4-03



KASIKORNBANK PCL
supports efforts to
protect the environment.
This letter is printed on recycled paper.

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3499
www.kasikornbank.com Registration No.PCL 105

Summary Statement of Liabilities and Assets [1/]

As at April 30, 2003

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



Assets	Baht
Cash	8,820,291,753.33
Interbank and money market items, net	115,217,586,605.52
Securities purchased under resale agreements	31,700,000,000.00
Investments, net (with obligations Baht 129,320,391.06)	141,887,697,207.27
Credit advances (net of allowance for doubtful accounts)	442,209,468,917.32
Accrued interest receivables	1,702,321,666.14
Properties foreclosed, net	10,938,797,720.28
Customers' liabilities under acceptances	558,487,517.14
Premises and equipment, net	21,892,024,771.99
Other assets	5,512,232,314.33
Total Assets	780,378,908,473.27
Customers' liabilities under unmatured bills	2,585,557,400.40
Total	782,964,465,873.67

Liabilities	Baht
Deposits	670,197,079,144.79
Interbank and money market items	4,886,042,093.13
Liabilities payable on demand	2,728,594,942.42
Securities sold under repurchase agreements	100,000,000.00
Borrowings	48,479,165,578.24
Bank's liabilities under acceptances	558,487,517.14
Other liabilities	14,890,417,306.78
Total liabilities	741,839,786,582.50
Shareholders' equity	
Paid-up share capital	
(registered share capital Baht 28,900,946,900.00)	23,530,947,170.00
Reserves and net profit after appropriation	5,130,205,957.77
Other reserves and profit and loss account	9,877,968,763.00
Total shareholders' equity	38,539,121,890.77
Total Liabilities and Shareholders' Equity	780,378,908,473.27
Bank's liabilities under unmatured bills	2,585,557,400.40
Total	782,964,465,873.67

	Baht
Non-Performing Loans as at March 31, 2003 (Quarterly)	91,172,387,325.58
(18.38% of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss, as at March 31, 2003 (Quarterly)	37,868,456,265.93
Actual allowace for doubtful accounts	54,098,711,835.52
Loans to related parties	4,509,043,454.95
Loans to related asset management companies	27,495,000,000.00
Loans to related parties due to debt restructuring	3,744,886,182.01
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	19,987,145,000.00
Legal capital fund	71,937,898,517.89
Changes in liabilities and assets this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section 15 first paragraph	180,000.00
International Banking Facility's assets and liabilities	
Total assets	4,064,893,324.61
Total liabilities	655,839,479.30
Significant contingent liabilities	
Avals to bills and guarantees of loans	6,598,401,841.77
Letters of credit	8,729,532,810.35

[1/] This Summary Statement has not been reviewed or audited by Certified Public Accountant